Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

October 23, 2015

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AB Bond Fund, Inc. (the "Registrant")
--AB Income Fund
Post-Effective Amendment No. 139
File Nos. 2-48227 and 811-02383

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AB Income Fund (the "Fund"), as provided orally to Anna C. Leist of this office on September 22, 2015.  The Staff's comments and our responses are discussed below.

Prospectus

General Comments

Comment 1:
Please ensure that the facing sheet of the Fund's next post-effective amendment includes: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:
The facing sheet of the Registrant's next post-effective amendment will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.

Comment 2:	Please provide the exchange ticker symbols for each class of the Fund on the cover of the Prospectus.

Response:	We will revise the Prospectus in response to this comment.

Summary Information

Comment 3a:	Fees and Expenses of the Fund: Please clarify whether the redemption fee for Adviser Class shares disclosed in footnote (c) will have a definite or rolling end date.

Response:	We will revise the Prospectus to state that the redemption fee will be imposed only for a period beginning at close of the reorganization and ending three months following that date.

Comment 3b:	Fees and Expenses of the Fund– Fee Waiver and/or Expense Reimbursement: Please disclose that the fee waiver and/or expense reimbursement will continue for at least one year.

Response:	We will revise the Prospectus in response to this comment.

Comment 3c:
Fees and Expenses of the Fund– Fee Waiver and/or Expense Reimbursement: Please confirm who may terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date and under what circumstances pursuant to 3(e) of Item 3 of Form N-1A.

Response:	The Registrant confirms that only the Fund's Board can in its discretion terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Comment 4a:
Principal Strategies:  We note that the Principal Risks section includes "Emerging Market Risk". Please include corresponding disclosure regarding emerging market investments in the Principal Strategies section.

Response:	We will revise the Prospectus in response to this comment.

Comment 4b:
As reflected in the ICI Letter, derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Fund and specific as to the Fund's intent.  Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	The Fund believes that the current disclosure is consistent with the ICI Letter.

Comment 4c:
Regarding total return swaps, please acknowledge to the Staff that the Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release 10666"), are familiar with the Concept Release relating to these issues (Investment Company Act Release 29776 (August 31, 2011) ("Release 29776")) and are aware that the SEC may issue further guidance on such transactions that could affect the Fund's operations.

Response:
We acknowledge that the Fund is aware of the provisions on asset coverage discussed in Release 10666, is familiar with Release 29776 relating to these issues and is aware that further SEC guidance on total return swaps could affect the Fund's operations.

Comment 4d:
If the Fund invests in credit default swap agreements ("CDS"), or intends to write CDS, please confirm to the Staff that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:	The Fund covers its positions in accordance with the 1940 Act, the rules thereunder and SEC and Staff interpretative guidance.

Comment 5a:
Principal Strategies:  We note that the Principal Strategies section identifies investments in repurchase agreements relating to U.S. Government securities as a principal investment strategy. Please include corresponding disclosure regarding such investments in the Principal Risks section.

Response:
Repurchase agreements are identified because they are part of the Fund's principal strategy to invest at least 65% of its total assets in government securities, not because they themselves constitute a separate principal strategy or a principal risk of the Fund. Consequently, we will not revise the Prospectus in response to this comment.

Comment 5b:	Principal Risks: Please disclose that "Below Investment Grade Securities Risk" also refers to "junk bonds" (e.g., "Below Investment Grade Securities/Junk Bond Risk").

Response:	We will revise the disclosure, not the heading, to refer to "junk bonds".

Comment 6:	Performance Information: Please explain the legal basis for providing prior performance of the Predecessor Fund in the Prospectus.

Response:
As disclosed in the Prospectus, the Fund (which is a newly created shell fund) will acquire all of the assets and liabilities of AllianceBernstein Income Fund, Inc., an existing closed-end registered investment company (the "Predecessor Fund").  The Predecessor Fund will be considered the surviving entity for accounting purposes in the reorganization, which will permit the Fund to use the historical performance of the Predecessor Fund as its own following the reorganization.

The determination to use the Predecessor Fund's performance is supported by two no-action letters: North American Security Trust (Aug. 5, 1994) ("North American") and Comstock Partners Strategy Fund, Inc. (Apr. 6, 1995) ("Comstock"). In North American, the Staff stated that in determining whether a fund can use the historical performance of a predecessor fund involved in a reorganization, it is necessary to compare the attributes of the surviving fund and the predecessor fund to determine which fund, if any, the surviving fund most closely resembles. This determination must be made based upon an analysis from an accounting perspective rather than the legal structure of the transaction.  The staff provided that the factors that should be taken into consideration when determining the accounting and performance survivor include, among other factors, the funds' investment advisers, investment objectives, policies and restrictions, expense structures and expense ratios, asset size and portfolio composition. Based on consideration of these factors, it was determined that the Predecessor Fund should be considered the accounting and performance survivor. In Comstock, the Staff stated that, in the context of a conversion from closed-end to open-end status, "generally it is inappropriate to permit a fund to eliminate part performance results from its performance advertising". The discussion in Comstock suggests that the differences between the Fund and the Predecessor Fund are not so significant to merit a conclusion that past performance should be eliminated in this case.

Comment 7:	Portfolio Managers: Please include the actual beginning date of the portfolio managers' service instead of "Since Inception". Please make this same change in the "Management of the Fund" section.

Response:	We will revise the Prospectus in response to this comment.

Additional Information about the Fund's Risks and Investments

Comment 8a:
Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described please delineate into two sections with Principal Strategies and/or Risks first.

Response:
The Prospectus disclosure states that this section of the Prospectus provides additional information about the Fund's investments and strategies, including principal and non-principal strategies and risks. The Fund's principal strategies and risks are identified in the Summary Section of the Prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Fund believes that it has identified its principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 8b:
We note that the Prospectus discloses on page 15 that the Fund may invest in collateralized loan obligations ("CLOs"). Please confirm and disclose that the Fund will invest no more than 15% of its assets in CLOs.

Response:
This is to confirm that the Fund may invest in CLOs. The Fund does not have a percentage limitation on such investments nor are we aware of any requirement that it have such a limitation unless CLO investments are deemed to be "illiquid securities".

Comment 9a:
Additional Risk and Other Considerations. Revise the introductory narrative to this section to clarify whether the disclosures refer to principal or non-principal risks. In particular, the reference to "special risk considerations" is unclear to the staff. For instance, disclosure on "Foreign (Non-U.S.) Securities" is included here, but is also included under Principal Strategies and Principal Risks in the Prospectus summary section.

Response:	See response to Comment 8a.

Comment 9b:
Additional Risk and Other Considerations. The subsections "Changes in Investment Objectives and Policies" and "Temporary Defensive Position" should be moved to where other Item 9 disclosure is provided in the Prospectus.

Response:
We believe that the location of the disclosure is appropriate.  In this regard, we note that Form N-1A does not require Item 9 disclosure to be included together in the Prospectus and in any event we believe that the Item 9 disclosure is included in the section "Additional Information about the Fund's Risks and Investments". We will not revise the Prospectus in response to this comment.

Investing In the Fund

Comment 10a:
Please describe what constitutes "proper form" or provide a cross reference to a definition where the term is used in the following sections: How to Buy Shares, How to Exchange Shares, and How to Sell or Redeem Shares.

Response:
We believe that the term "proper form" has a clear meaning and does not need further disclosure. In addition, the term has been consistently used in AB prospectuses for more than ten years and has never been commented on by any other SEC reviewer. Moreover, we are not aware of any widespread investor confusion regarding the use of the term. We will not revise the Prospectus in response to this comment.

Comment 10b:	As disclosed in "How to Sell or Redeem Shares", please explain the basis for taking up to 15 days to clear a check.

Response:	Upon further review, we have changed this period to "up to 10 days" in light of current clearing periods. We will revise the Prospectus in response to this comment.

Management of the Fund

Comment 11:
Please provide the disclosure required by Item 10(a)(1)(iii) of Form N-1A, which requires a statement that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Response:	We will revise the Prospectus in response to this comment.

Statement of Additional Information ("SAI")

Comment 12:
Fundamental and Non-Fundamental Investment Policies: Please provide additional disclosure relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on the Fund's investments in greater detail.

Response:
The Fund believes the disclosure appropriately reflects the Fund's fundamental and non-fundamental investment policies as approved by the Fund's Board of Directors and will not revise the SAI in response to this comment.

Comment 13:
Please delete disclosure relating to Frequent Trading in the SAI that is already provided in the Fund's Prospectus. Any information on such policies disclosed in the SAI that is not included in the Prospectus should be included in the Prospectus.

Response:	We wish to retain this disclosure in both the Prospectus and SAI and will not revise the SAI in response to this comment.

Comment 14:	Please delete all disclosure relating to Class B shares if those classes are not being offered by the Fund.

Response:	We will revise the SAI in response to this comment.

Comment 15:
Please either reconcile (and delete disclosure, as applicable) the last two paragraphs under "Redemption" on page 87 of the SAI, which discuss redemption of shares for which share certificates have (or have not) been issued, with the second sentence of the second paragraph on page 67 of the SAI, which states that "…the Fund will not issue share certificates representing shares of the Fund."

Response:	We will delete the disclosure on page 87 of the SAI in response to this comment.

Comment 16:	Please confirm that the taxation section is accurate and current.

Response:	We confirm that the "Dividends, Distributions and Taxes" section will be accurate and current as of the date of the SAI.

Comment 19:	Please revise the Proxy Voting Policy Statement attached as Appendix A to provide more details on the policies used by the Adviser in accordance with the requirements of Item 17(f) of Form N-1A.

Response:
We believe that the Proxy Voting Policy Statement included as Appendix A meets the requirements of Item 17(f) of Form N-1A. Nonetheless, in response to this comment, we will include additional information in Appendix A that addresses how the Adviser generally votes on certain specified proxy issues.

Part C

Comment 20:	Confirm that the exhibits included in Item 28 of the Part C are specific to the Fund (e.g., Exhibits 28(g) and 28(h)).

Response:
While the purpose of this comment is somewhat unclear, the exhibits listed in Item 28 include all exhibits required to be filed for the Registrant, either for the Fund or for other series of the Registrant. All exhibits actually included in the post-effective amendment to which this letter relates (as opposed to incorporated into the post-effective amendment by reference) relate specifically to the Fund, and we confirm that any other exhibit relating to the Fund will be filed as necessary.

Comment 21:	Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the effective date of the filing.

Response:	The Tandy representations are provided herein.

*          *          *
We have been authorized to acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

Sincerely,

/s/ Anna C. Leist
Anna C. Leist

cc:	Emilie D. Wrapp, Esq.
Eric Freed, Esq.
Stephen J. Laffey, Esq.
Kathleen K. Clarke, Esq.